                                                      Pursuant to Rule 424(b)(2)
                                                      Registration No. 333-37248


                  PROSPECTUS SUPPLEMENT DATED AUGUST 31, 2000
                        TO PROSPECTUS DATED MAY 26, 2000

                          DATAWARE TECHNOLOGIES, INC.

 350 SHARES 8% SERIES C CONVERTIBLE PREFERRED STOCK, $0.01 PAR VALUE PER SHARE
                    362,500 COMMON STOCK PURCHASE WARRANTS
           2,504,895 SHARES COMMON STOCK, $0.01 PAR VALUE PER SHARE

     Dataware Technologies, Inc. is offering, in a privately-negotiated transaction, 350 shares (the "Preferred Shares") of our 8% Series C Convertible Preferred Stock, $0.01 par value per share ("Series C Preferred Stock"), and Warrants (the "Warrants") to purchase 362,500 shares of our Common Stock, $0.01 par value per share ("Common Stock"), as well as up to 2,504,895 shares (the "Underlying Shares") of our Common Stock issuable from time to time upon conversion of the Preferred Shares and upon exercise of the Warrants.

     We are issuing the Preferred Shares and Warrants directly to the purchaser pursuant to a Convertible Preferred Stock Purchase Agreement dated as of August 31, 2000.

     Our common stock is traded on the Nasdaq National Market under the symbol "DWTI." On August 30, 2000, the last sale price for our common stock as reported by the Nasdaq was $3.9375 per share.

     We will receive gross proceeds of $3,220,000 from the sale of the Preferred Shares and Warrants, and we expect to incur approximately $80,000 in offering expenses. After deducting our estimated expenses, we will receive approximately $3,140,000.

                           _________________________

     INVESTING IN OUR COMMON STOCK INVOLVES SIGNIFICANT RISK. THESE RISKS ARE DESCRIBED UNDER THE CAPTION "RISK FACTORS" BEGINNING ON PAGE 4 OF THE ACCOMPANYING PROSPECTUS AND UNDER THE CAPTION "ADDITIONAL RISK FACTORS" ON PAGE S-3 OF THIS PROSPECTUS SUPPLEMENT.

                           _________________________

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                           _________________________

 Dataware Technologies, Inc. . One Canal Park . Cambridge, Massachusetts 02141
                                (617) 621-0820

                               TABLE OF CONTENTS

                                                                           PAGE
                                                                           ----
Additional Risk Factors.................................................   S-3
The Financing...........................................................   S-4
Terms of Preferred Shares...............................................   S-6
Terms of Warrants.......................................................   S-6
Other Provisions........................................................   S-6
Use of Proceeds.........................................................   S-6
Plan of Distribution....................................................   S-6

                            ______________________

     You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized anyone to provide you with information that is different. You should not assume that the information in this prospectus supplement, the accompanying prospectus or any document incorporated by reference is accurate as of any date other than the date of the applicable document.

                            ______________________

                            ADDITIONAL RISK FACTORS

          IN MAKING AN INVESTMENT IN DATAWARE'S SECURITIES, YOU SHOULD CAREFULLY CONSIDER THE FOLLOWING RISK FACTORS, IN ADDITION TO THOSE LISTED IN THE "RISK FACTORS" SECTION BEGINNING ON PAGE 4 OF THE PROSPECTUS.

WE MAY BE UNABLE TO MAINTAIN OUR LISTING ON THE NASDAQ NATIONAL MARKET, WHICH MAY REDUCE THE LIQUIDITY OF OUR TRADING MARKET.

          At June 30, 2000, we were not in compliance with the criteria for maintenance of our Nasdaq National Market listing in that our tangible net worth is significantly less than the $4 million required. We have been asked by Nasdaq to provide them with our plans and timetable for achieving compliance.
We expect that the sale of the Preferred Shares and Warrants will improve our tangible net worth, but we also must be able to raise additional equity financing and/or increase operating revenues sufficiently to ensure we continue to meet the requirements. If we cannot meet the National Market criteria within the time required by Nasdaq (which is not currently known, but is likely to be short), our shares will no longer be listed on the Nasdaq National Market. A listing on the Nasdaq Small Cap Market provides less visibility and a less active trading market than the National Market. That might both result in lower market prices for our Common Stock and reduce the ability of investors to sell when and on terms they wish.

OUR OPERATING RESULTS HAVE BEEN, AND MAY CONTINUE TO BE, HAMPERED BY THE LIQUIDITY CONCERNS OF SOME OF OUR CUSTOMERS, PARTICULARLY INTERNET-FOCUSED BUSINESSES. THIS WILL RESULT IN OUR HAVING LESS CASH TO INVEST IN THE GROWTH OF OUR BUSINESS AND OUR NEAR-TERM REVENUES MAY NOT BE AS HIGH AS WE HAD FORECAST.

          We have not been able to increase our revenues as quickly as we had predicted earlier this year. In particular, we have not been able to develop as much business as we had hoped, or to collect certain significant receivables, from internet-focused companies (so-called "dot.coms") due in part to their liquidity troubles caused by the decline in their stock market values. Accordingly, we will not have as much cash to invest in the growth of our business as we had hoped. This means that our revenues may not grow as quickly as we had predicted.

                                 THE FINANCING

          We are issuing 350 shares of 8% Series C Convertible Preferred Stock (the "Preferred Shares"), which are convertible into shares of our Common Stock ("Common Shares"), as well as warrants (the "Warrants") to purchase 362,500 Common Shares, for an aggregate purchase price of $3,220,000. The mechanics of conversion, dividend payments, and other features of the Preferred Shares, the exercise and other terms of the Warrants and certain other aspects of this financing transaction (the "Financing") are summarized below. However, this summary is qualified in its entirety by reference to the agreements and other documents under which the Financing is taking place, particularly the Certificate of Designation setting forth the terms of the Preferred Shares, the Convertible Preferred Stock Purchase Agreement, and the form of Warrant (collectively, the "Financing Documents") that will be provided to each purchaser before the Closing and that will be filed as exhibits to Dataware's Current Report on Form 8-K expected to be filed with the Securities and Exchange Commission on or about August 31, 2000. The

Financing Documents contain the complete details and additional information relating to these and other topics.

                           TERMS OF PREFERRED SHARES

          OVERVIEW. Each Preferred Share has an initial "Stated Value" for dividend and conversion purposes of $10,000. Holders of Preferred Shares will be entitled to receive dividends at the rate of 8% of the Stated Value per annum. The Stated Value per share will increase to the extent dividends accrue rather than being paid in cash. The Preferred Shares will be convertible into Common Shares at a rate that fluctuates with, and at a discount to, the market price of the Common Stock. Following a merger in which control of Dataware changes hands or a sale of our assets, the holders of Preferred Shares would be entitled to receive 150% of the Common Shares they would otherwise receive when they convert the Preferred Shares.

          DIVIDENDS. The holders of Preferred Shares will be entitled to receive cumulative dividends at the rate of 8% of the then-current Stated Value per annum. Dividends are payable on each date on which a holder presents Preferred Shares for conversion into Common Shares. We have the option each time to pay dividends in cash or to accrue them. If we accrue dividends, they increase the Stated Value of the unconverted Preferred Shares and are thus subject to compounding until paid. The Preferred Shares rank senior with respect to the payment of dividends to our Common Shares and to any other equity or equity equivalent securities of Dataware other than those securities that are currently outstanding and specifically provide that they are senior to the Series C Preferred Stock with respect to dividends.

          CONVERSION. The holders of Preferred Shares will have the option to convert Preferred Shares into Common Shares at any time. The Preferred Shares will be convertible into the number of Common Shares equal to the aggregate Stated Value (as this value may have been increased by accruing and compounding of dividends) of the number of Preferred Shares being converted, divided by the Conversion Price as of that time. The "Conversion Price" floats at an amount that equals 95% of the average of the 3 lowest closing bid prices of our Common Stock in the 30 trading day period before the date of conversion. The Conversion Price is subject to a cap (the "Fixed Conversion Price") equal to 120% of the average of the 5 most recent closing bid prices before the date of the Closing of the Financing. The Conversion Price or the Fixed Conversion Price (and therefore the number of Common Shares issuable upon conversion of the Preferred Shares) may be adjusted in the event that we take certain corporate actions, such as:

 . paying a stock dividend or making other distributions on shares of our capital stock (other than the Preferred Shares) payable in Common Shares;

 .  subdividing, splitting or combining the outstanding Common Shares;

 . issuing shares of capital stock upon reclassification or exchange of our Common Shares;

 .  issuing shares, or warrants, rights or options to holders of Common Shares
   (but not holders of Preferred Shares) entitling them to subscribe or convert for Common Shares at a price below the Conversion Price in effect at any time; or

 . distributing to the holders of Common Shares evidence of indebtedness or assets or rights or warrants to subscribe for any security of Dataware.

     A holder of Preferred Shares and Warrants may not utilize its conversion or exercise rights to the extent that after such conversion or exercise, such holder, together with its affiliates, would beneficially own over 4.999% and 9.999% of the outstanding Common Shares. This restriction may be waived by each holder on not less than 61 days' notice to us. Since the number of Common Shares issuable upon conversion of the Preferred Shares and exercise of the Warrants will change based upon fluctuations of the market price of our Common Shares before a conversion or exercise, the actual number of Common Shares that will be issued under the Preferred Shares and Warrants, and consequently the number of Common Shares that will be beneficially owned by such holder cannot be determined at this time. This Prospectus Supplement covers more than the number of Common Shares that would be beneficially owned by the initial purchaser upon Closing. However, the 4.999% and 9.999% limitation would not prevent a holder from acquiring and selling in excess of 4.999% and 9.999% of our Common Shares through a series of conversions and sales under Preferred Shares and exercise of Warrants.

     In addition, under Nasdaq rules, we cannot issue shares at below-market prices in an amount equal to 20% or more of the number of currently outstanding shares of our Common Stock. Under the Financing Documents, if a conversion of all Preferred Shares would cause us to exceed 19.999% of the Common Shares outstanding immediately before the Closing of the Financing (2,142,395 shares), we may seek shareholder approval to exceed the limit. If we do not obtain shareholder approval, we will be required to delist from Nasdaq and have our Common Shares quoted on the OTC Bulletin Board, which does not have a limit on the number of shares issuable at below-market prices.

     We must convert all outstanding Preferred Shares into Common Shares on the third anniversary of the Closing of the Financing, unless this conversion is not permitted at that time. The automatic conversion of Preferred Shares would be delayed beyond that date for certain reasons, including that the issuance of the Common Shares would exceed the Nasdaq share issuance limits or for so long as we are in default under any of the Financing Documents.

     NO REDEMPTION. The Preferred Shares contain no provisions for redemption, whether in our or the holders' control.

     LIQUIDATION PREFERENCE. In liquidation, the holders of Preferred Shares would be entitled to receive the then-current Stated Value of the outstanding Preferred Shares before the distribution of any cash or assets to the holders of shares of Common Stock or any other equity or equity equivalent securities of Dataware.

     MERGER OR SALE. In a merger in which control of Dataware changes hands, or upon the sale of more than one-half of our assets, the holders of Preferred Shares would be entitled to convert all outstanding shares of Series C Preferred Stock into the securities or other property to be received by the holders of Common Stock at the rate of 150% of the amount they would have received upon conversion in the absence of such merger or sale.

     VOTING RIGHTS. Subject to certain protective provisions provided in the Certificate of Designation establishing the Preferred Shares, the Preferred Shares do not carry voting rights. As a condition of our agreeing to amend our Shareholder Rights Plan as described below, the holders of Preferred Shares will agree to vote their Preferred Shares or Common Shares, as the case may be, as requested by the Board of Directors on all matters at any time that they own Preferred Shares or own more than 5% of the outstanding Common Shares.

     EXEMPTION FROM SHAREHOLDER RIGHTS PLAN. We have amended our Shareholder Rights Plan to exclude each holder of Preferred Shares from the definition of an "Acquiring Person" whose share acquisitions trigger the protective provisions of that Plan, as long as the holder of Preferred Shares remains bound to vote as described above.

     NEW FINANCINGS. We may not consummate new financings without the approval of the holders of Preferred Shares for 90 trading days following the Closing of the Financing. Furthermore, we are required to give the holders of Preferred Shares first refusal rights on future financings for 180 trading days following the Closing of the Financing.

                               TERMS OF WARRANTS

     We are issuing to the purchasers of the Preferred Shares Warrants to purchase up to 362,500 Common Shares. Each Warrant has a term of 5 years and an exercise price of 120% of the average of the 5 most recent closing bid prices of our Common Stock before the date of the Closing of the Financing. Holders of the Warrants may exercise the Warrants only on a "cashless" basis by surrendering a portion of the Warrants in exchange for Common Shares issuable upon exercise of the unsurrendered portion. With respect to warrants to purchase 262,500 Common Shares, in the event of a merger in which control of Dataware changes hands, or a sale of more than one-half of our assets, the holders of Warrants would be entitled to exercise the Warrants for the securities or other property to be received by the holders of Common Shares at the rate of 150% of the amount they would have received upon exercise in the absence of such merger or sale. Additionally, the exercise price and the number of Common Shares issuable upon exercise of the Warrants may be adjusted in the event that we undertake corporate transactions such as the ones described above under "Terms of Preferred Shares - Conversion."

                               OTHER PROVISIONS

     ESCROW OF COMMON SHARES. In order to facilitate the conversion of the Preferred Shares, we will establish an escrow into which we will place Common Share stock certificates. The Preferred Shareholders will agree that, while in escrow, these certificates will not represent issued and outstanding Common Shares nor will they confer any rights of a shareholder upon the holder thereof. Upon conversion of the Preferred Shares, the escrow agent will deliver such certificates to the holders of Preferred Shares, whereupon they will be deemed to represent validly issued Common Shares.

     LIQUIDATED DAMAGES. In the event of certain defaults in our obligations under the Financing Documents, or if our stock is delisted from the Nasdaq SmallCap Market, we could be liable to the holders of Preferred Shares for liquidated damages in the amount of $200,000 per week until either the default is cured or we have paid 33% of the original purchase price of the Preferred Shares to the holders of the Preferred Shares and Warrants.

                                USE OF PROCEEDS

     We will receive aggregate gross proceeds from the sale of Preferred Shares and Warrants in the Financing of $3,220,000, and we expect to incur approximately $80,000 in offering expenses. We will use the net proceeds for working capital and general corporate purposes.

                             PLAN OF DISTRIBUTION

     We are selling the Preferred Shares and Warrants offered under this prospectus supplement directly to an investor in a privately-negotiated transaction. Our employees will not receive any compensation based upon their participation in this offering and, pursuant to Rule 3a4-1 of the Exchange Act, will not be deemed to be brokers as defined in the Exchange Act.

     We determined the amount of the investment, the formula for the conversion price, the warrant exercise price, and the other financial terms of the Financing through negotiations with the purchaser.